MICHAEL N. WHITE	MWHITE@JAMESBATESLLP.COM DIRECT DIAL: 478-749-9921

JAMES-BATES-BRANNAN-GROOVER-LLP

231 Riverside Drive (31201)

P.O. Box 4283

Macon, GA 31208-4283

478-749-9921 Direct Line

478-742-4280 Front Desk

478-742-8720 Fax Line

jamesbatesllp.com

-PLEASE RESPOND TO MACON OFFICE-

October 1, 2012

VIA EDGAR

Mr. John P. Nolan, Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Form 10-Q/A for the Period Ended March 31, 2012

Filed August 10, 2012

File No. 000-25227

Dear Mr. Nolan:

In response to your comment letter dated August 29, 2012, please see the following numbered responses containing the requested information and proposed disclosure revisions regarding the above-referenced filings:

General

1.	We note you restated your March 31, 2012 financial statements in your amended March 31, 2012 Form 10-Q. Please file an Item 4.02 8-K disclosing all the required information or tell us why you are not required to file this report.

The filing of the Form 8-K relating to Item 4.02 was an oversight and we have now filed the form on September 28, 2012.

March 31, 2012 Form 10-Q/A

2.	Please tell us in detail how you determined that it was appropriate to record each adjustment as of March 31, 2012 and that each adjustment should not be recorded as of a prior quarter end.

Mr. John P. Nolan, Senior Assistant Chief Accountant

October 1, 2012

During the second quarter of 2012, the Bank underwent an annual comprehensive regulatory examination. During this examination, the examiners and management used the most recent information as of March 31, 2012 that was available to determine that the necessary adjustments were required to be posted as of March 31, 2012. Management and the regulatory examiners believed that these adjustments did not affect any prior quarter end since management had documentation of the most current appraisals and internal valuations during previous quarter ends that were available at that time. However, once new appraisals and internal valuations were obtained during the latter part of the first quarter and into the second quarter of 2012, management consented to the recommendation of the regulatory examiners that the adjustments be recorded as of March 31, 2012. In regards to the adjustments relating to loans and the allowance for loan losses, the charge-off amounts reflected in the restated Form 10-Q/A, Amendment No. 1, were reserved in accordance with ASC 310-10-35 and ASC 310-40-35 as of March 31, 2012. In regards to the impairment recognized on an investment security, the amount written down was based on an arbitrary determination by the regulators. Management’s evaluation of the underlying credit status of the issuer and the present value of expected future cash flows supported the original valuation. The OREO adjustment is based on updated appraisals and is not considered significant to the consolidated financial statements. Due to the required regulatory adjustments management was required to amend the March 31, 2012 quarterly regulatory reporting files, which are available to the public. As such, management concluded that it was also appropriate to restate the financial information filed with the SEC through Form 10-Q.

Financial Statements

3.	Please amend your filing to include a financial statement footnote that provides the information required by ASC 250-10-50-7. We note the discussion on page 1 of your Form 10-Q but believe additional detail is required. For example, describe why an “additional allowance for loan loss” and “valuation reserve for foreclosed real estate” was needed as well as the basis for recording a credit charge related to an other than temporary impairment on a trust preferred security. Also, provide a tabular reconciliation of each financial statement line item impacted, including earnings per share, presenting amounts before and after the correction. Additionally, please clearly label the columns affected as “Restated” on the face of the financial statements and refer the reader to the note in the financial statements that discusses the restatement.

We have made the necessary amendments to the filing and have resubmitted the proposed revisions with a new financial statement footnote number 14 which presents the changes as described by ASC 250-10.

Note 4. Contingencies, page 9

4.	You disclose that your regulators raised various issues about the valuation of a specific lending relationship and that management disagrees with the regulators’ positions. Please provide us with detailed explanations of your current appraisals and internal valuations and management’s reasons for disagreeing with any changes recommended by the examination team. Also, explain to us in detail how you determined that no specific allowance for loan loss was appropriate for the relationship at March 31, 2012.

Mr. John P. Nolan, Senior Assistant Chief Accountant

October 1, 2012

As noted in Note 4, management currently disagrees with the regulatory examiners’ positions regarding this loan relationship. Management continues to utilize current appraisals and internal evaluations on this loan relationship. With the most recent evaluation of collateral values available, management has determined that no specific reserves for this loan relationship should be assessed since the fair value, less selling costs, of the collateral exceeds the recorded investment of this loan relationship. However, during the most recent regulatory examination, the examiners disagreed with management on the quality of the appraisals used in determining the collateral values. Management has obtained several appraisals in the past year which provide support for internal valuations, and have been reviewed internally and by third parties and found to contain appropriate assumptions. Collateral for this relationship includes various real estate properties and deposits maintained at the subsidiary bank. Real estate properties held as collateral have been appraised by certified appraisers using the applicable cost, sales comparison, and/or income approaches. Based on the regulatory comments, management retained a nationally recognized firm to perform further valuation analysis on this collateral. Management was informed as of September 1, 2012 of the results of the new valuation analysis on this collateral which further supported management’s position that no specific allowance for loan loss is appropriate for this loan relationship at March 31, 2012.

5.	Please amend your filing to disclose the amount of or range of reasonably possible impairment charges based on your regulators views as of March 31, 2012.

As noted in Note 4, management currently disagrees with the regulatory examiners’ positions regarding this loan relationship. Management continues to utilize current appraisals and internal evaluations on this loan relationship. Additionally, management retained a nationally recognized firm to perform further valuation analysis, which management has been informed further supports its position. For the first quarter 10-Q report, because management was in the process of obtaining more documentation and appraisals for their evaluations of this loan relationship, they could not determine whether any reasonable estimate of any potential impairment charge would impact this loan relationship. Therefore, in accordance with ASC 450-20-50-5, management decided to disclose the nature of this potential contingency in the notes to the financial statements since a reasonable estimate of loss, if any, could not be determined at that time. Furthermore, management has now obtained the results of the new valuation analysis on this collateral as of September 1, 2012 and the results fully support management’s position that no impairment charges are appropriate for this loan relationship as of March 31, 2012.

Note 9. Fair Value of Assets and Liabilities, page 23

6.	Please amend your filing to disclose the information required by ASU 2011-04 or tell us where each required disclosure is included in your filing.

Mr. John P. Nolan, Senior Assistant Chief Accountant

October 1, 2012

We have made the necessary revision on page 9 regarding the last table in the note disclosure by adding the fair value hierarchy level to the financial instruments that are not measured at fair value on a recurring basis. Otherwise, all required information relating to the fair value of assets and liabilities have been disclosed in accordance of ASU 2011-04. On the proposed amended filing, the note disclosure starts on page 5. The first required table required by ASU 2011-04 is on page 7 followed by a table showing the changes in the level 3 recurring assets of the Company as of March 31, 2012 and December 31, 2011. Finally, on pages 6 and 8, there is discussion of the valuation techniques and the unobservable inputs for the fair value measurements categorized within Level 3 of the fair value hierarchy. However, quantitative information about any possible significant unobservable inputs is not disclosed as it is not required in accordance of ASC 820-10-50-2.

Item 4. Controls and Procedures, page 41

7.	Please tell us how the certifying officers were able to conclude that your disclosure controls and procedures were effective considering the error that resulted in the restatement of your March 31, 2012 financial statements. In the event the Company concludes that disclosure controls and procedures were not effective, please amend the filing as appropriate.

Management concluded that its disclosure controls and procedures were effective after considering the adjustments that were needed in order to restate the Company’s March 31, 2012 financial statements. Each of the adjustments that affected the March 31, 2012 financial statements were based upon the final results of a regulatory examination that concluded during the second quarter of 2012. Furthermore, these adjustments were based on the regulatory examiners’ judgments and upon subsequent information available to them at the time of the examination in the second quarter of 2012. The adjustments did not result from a failure of accumulation or communication of information to management, the audit committee or the internal and external accountants. All of the available information was timely assembled and communicated to all appropriate parties. Management performed their procedures to evaluate the items that required adjustments and has determined its controls and procedures were effective based upon the information that management had available to it during the first quarter of 2012 and up until the filing of the corresponding quarterly report.

Mr. John P. Nolan, Senior Assistant Chief Accountant

October 1, 2012

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any questions or require additional information or documentation, please do not hesitate to contact me at (478) 749-9921.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE

MNW:emw

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-Q/A

Amendment No. 2

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2012

☐	TRANSITION REPORT UNDER 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 000-25227

CAPITOL CITY BANCSHARES, INC.

(Exact name of issuer as specified in its charter)

Georgia	58 - 2452995
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

562 Lee Street, S.W.,

Atlanta, Georgia 30311

(Address of principal executive office)

(404) 752-6067

(Issuer’s telephone number)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of August 1, 2012; 10,262,069; $1.00 par value common shares

EXPLANATORY NOTE

This amendment to the Form 10-Q of Capitol City Bancshares, Inc. amends and restates the Company’s Form 10-Q for the quarter ended March 31, 2012 that was originally filed with the Securities and Exchange Commission on May 16, 2012 and Form 10-Q/A, Amendment No. 1 filed on August 10, 2012.

This amendment is filed to reflect revisions to Note 9 of the condensed consolidated financial statements to include additional information relating to the fair value of assets and liabilities and the valuation techniques for fair value measurements. In addition, Note 14 of the condensed consolidated financial statements has been added to include additional detail regarding the Company’s amended financial statements filed on August 10, 2012.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2012 (unaudited and restated) and December 31, 2011

	March 31, 2012* (unaudited)	December 31, 2011
Assets
Cash and due from banks	$6,646,892	$7,029,604
Interest-bearing deposits at other financial institutions	600,299	635,511
Federal funds sold	—	595,000
Securities available for sale*	45,377,188	42,566,577
Restricted equity securities, at cost	792,900	792,900
Loans, net of unearned income*	221,837,035	220,172,602
Less allowance for loan losses*	5,111,792	5,154,505

Loans, net*	216,725,243	215,018,097

Premises and equipment, net	9,166,553	9,137,049
Foreclosed real estate*	17,245,600	18,151,601
Other assets	1,823,250	1,953,767

Total assets*	$298,377,925	$295,880,106

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$30,450,925	$28,433,587
Interest-bearing	247,478,664	248,465,195

Total deposits	277,929,589	276,898,782
Federal funds purchased	1,445,000	—
Note payable	275,250	275,250
Federal Home Loan Bank advances	5,500,000	5,500,000
Company guaranteed trust preferred securities	3,403,000	3,403,000
Other liabilities	1,646,215	1,601,390

Total liabilities	$290,199,054	$287,678,422

Stockholders’ equity
Preferred stock, par value $100, 5,000,000 shares authorized
Series A, cumulative, non voting, 10,000 shares issued and outstanding	1,000,000	1,000,000
Series B, cumulative, non voting, 6,078 shares issued and outstanding	607,800	607,800
Common stock, par value $1.00; 80,000,000 shares authorized; 10,056,069 and 9,833,430 shares issued and outstanding, respectively	10,056,069	9,833,430
Surplus	447,398	130,036
Retained deficit*	(4,255,241)	(3,442,584)
Accumulated other comprehensive income	322,845	73,002

Total stockholders’ equity*	8,178,871	8,201,684

Total liabilities and stockholders’ equity*	$298,377,925	$295,880,106

*	— See Note 14 for discussion on the restated items.

The accompanying notes are an integral part of these condensed consolidated financial statements

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Income

Three months ended March 31, 2012 and 2011 (unaudited and restated)

	Three Months Ended March 31,
	2012*	2011
Interest income:
Loans, including fees	$3,302,339	$3,452,767
Deposits in banks	130	615
Securities	258,697	219,065
Federal funds sold	649	1,654

Total interest income	3,561,815	3,674,101

Interest expense:
Deposits	1,152,434	1,456,316
Other borrowings	45,149	44,172

Total interest expense	1,197,583	1,500,488

Net interest income	2,364,232	2,173,613
Provision for loan losses*	745,000	205,000

Net interest income after provision for loan losses*	1,619,232	1,968,613

Other income:
Service charges on deposit accounts	342,607	340,740
Other fees and commissions	27,541	23,353
Gain on sales of available for sale securities	115,694	—
Other operating income	134,481	118,854

Total other income	620,323	482,947

Other expenses:
Salaries and employee benefits	940,370	913,976
Occupancy and equipment expenses, net	272,341	322,119
Other operating expenses*	1,789,501	1,130,163

Total other expenses*	3,002,212	2,366,258

Income (loss) before income tax benefits*	(762,657)	85,302
Income tax benefits	—	—

Net income (loss)*	(762,657)	85,302

Preferred stock dividends	(50,000)	(50,000)

Net income (loss) available available to common shareholders*	(812,657)	35,302
Other comprehensive income (loss):
Unrealized gains on securities available for sale arising during period, net of tax	365,537	54,918
Reclassification adjustment for realized gains on securities available for sale arising during the period, net of tax	(115,694)	—

Comprehensive income (loss)*	$(562,814)	$90,220

Basic earnings (losses) per common share*	$(0.08)	$—

Diluted earnings (losses) per common share*	$(0.08)	$—

*	— See Note 14 for discussion on the restated items.

The accompanying notes are an integral part of these condensed consolidated financial statements

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2012 and 2011 (unaudited and restated)

	Three Months Ended March 31,
	2012*	2011
OPERATING ACTIVITIES
Net income (loss)*	$(762,657)	$85,302
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	241,340	228,062
Provision for loan losses*	745,000	205,000
Net gain on sale of securities available for sale	(115,694)	—
Other-than-temporary impairment of securities available for sale*	262,437	—
Writedowns of foreclosed real estate*	98,500	—
Increase in dividends payable on preferred stock	(50,000)	(50,000)
Net other operating activities	175,342	(231,819)

Net cash provided by operating activities	594,268	236,545

INVESTING ACTIVITIES
Purchases of securities available for sale	(7,992,359)	(5,147,408)
Proceeds from sales of securities available for sale	3,888,865	—
Proceeds from maturities and paydowns of securities available for sale	1,275,248	1,023,364
Net (increase) decrease in interest-bearing deposits at other financial institutions	35,212	(1,571)
Net (increase) decrease in federal funds sold	595,000	(5,585,000)
Net (increase) decrease in loans	(1,644,645)	1,052,836
Payments for construction in process	(112,136)	—
Purchase of premises and equipment	(37,973)	—

Net cash used in investing activities	(3,992,788)	(8,657,779)

FINANCING ACTIVITIES
Net increase in deposits	1,030,807	9,586,082
Net increase in federal funds purchased	1,445,000	—
Proceeds from issuance of common stock	530,000	78,500
Proceeds from exercise of stock options	10,001	—

Net cash provided by financing activities	3,015,808	9,664,582

Net increase (decrease) in cash and due from banks	(382,712)	1,243,348
Cash and due from banks at beginning of year	7,029,604	5,345,394

Cash and due from banks, end of period	$6,646,892	$6,588,742

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$1,214,518	$1,618,139
NONCASH TRANSACTIONS
Principal balances of loans transferred to foreclosed real estate	$—	$550,524
Financed sales of foreclosed real estate	$994,792	$—

*	— See Note 14 for discussion on the restated items.

The accompanying notes are an integral part of these condensed consolidated financial statements

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 9. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traced in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits at Other Financial Institutions, and Federal Funds Sold: The carrying amounts of cash, due from banks, interest-bearing deposits at other financial institutions, and federal funds sold approximates fair value.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Securities: Where quoted prices are available in an active market, we classify the securities within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in level 3.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. Fair value of fixed rate loans is estimated using discounted contractual cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation using market interest rates currently being offered for certificates of similar maturities.

Federal Home Loan Bank (“FHLB”) advances and other borrowings: Fair values of fixed rate FHLB advances and other borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of variable rate FHLB advances and other borrowings approximate fair value.

Trust Preferred Securities: The fair value of the Company’s variable rate trust preferred securities approximates the carrying value.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Assets and Liabilities Measured at Fair Value:

Assets and liabilities measured at fair value are summarized below:

	March 31, 2012
	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Debt securities available for sale:
State, county and municipals	$14,616,215	$—	$14,616,215	$—
Mortgage-backed securities GSE residential	30,345,535	—	30,345,535	—
Trust preferred securities	365,438	—	—	365,438

Total debt securities available for sale	45,327,188	—	44,961,750	365,438
Equity securities	50,000	—	—	50,000

Investment securities available for sale	$45,377,188	$—	$44,961,750	$415,438

Nonrecurring fair value measurements:
Impaired loans	$24,769,502	$—	$—	$24,769,502	$(694,741)
Foreclosed real estate	—	—	—	—	—

Total nonrecurring fair value measurements	$24,769,502	$—	$—	$24,769,502	$(694,741)

	December 31, 2011
	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Debt securities available for sale:
State, county and municipals	$15,964,231	$—	$15,964,231	$—
Mortgage-backed securities GSE residential	25,924,471	—	25,924,471	—
Trust preferred securities	627,875	—	—	627,875

Total debt securities available for sale	42,516,577	—	41,888,702	627,875
Equity securities	50,000	—	—	50,000

Investment securities available for sale	$42,566,577	$—	$41,888,702	$677,875

Nonrecurring fair value measurements:
Impaired loans	$21,155,090	$—	$—	$21,155,090	$(2,844,797)
Foreclosed real estate	998,820	—	—	998,820	(166,680)

Total nonrecurring fair value measurements	$22,153,910	$—	$—	$22,153,910	$(3,011,477)

In relation to the securities classified as available-for-sale which are reported at fair value utilizing Level 2 inputs, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. The investments in the Company’s portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The available-for-sale securities which are reported at fair value using Level 3 inputs are evaluated on a regular basis by management using unobservable inputs developed through consideration of the financial condition of the issuer.

Presented below are the changes in the individual securities, balances or fair values of those available-for-sale securities reported using Level 3 inputs during the three months ended March 31, 2012 and for the year ended December 31, 2011.

	March 31, 2012			December 31, 2011
	Debt Securities	Equity		Debt Securities	Equity
	Available for Sale	Securities	Total	Available for Sale	Securities	Total
Opening balance	$627,875	$50,000	$677,875	$627,875	$50,000	$677,875
Total gains or losses for the period
Loss on OTTI Impairment included in earnings	(262,437)	—	(262,437)	—	—	—
Included in other comprehensive income	—	—	—	—	—	—

Closing balance	$365,438	$50,000	$415,438	$627,875	$50,000	$677,875

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral may include real estate, or business assets including equipment, inventory and accounts receivable. Write downs of impaired loans are estimated using the present value of the expected cash flows or the appraised value of the underlying collateral discounted as necessary due to the unobservable inputs of management’s estimates of changes in economic conditions, and estimates related to the cost of selling or holding the collateral. The unobservable inputs can range widely based on the market for the underlying collateral.

Foreclosed real estate is adjusted to fair value upon transfer of the loans to foreclosed real estate. Subsequently, foreclosed real estate is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed real estate as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed real estate as nonrecurring Level 3. Valuation of foreclosed real estate presented as nonrecurring Level 3 is based upon unobservable inputs developed by management through consideration of changes in the real estate market and estimates of cost associated with selling or holding the property. Due to fluctuations in market conditions, these inputs can range widely.

The Company did not identify any liabilities that are required to be presented at fair value as of March 31, 2012 and as of December 31, 2011.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The carrying amount and fair value for other financial instruments that are not measured at fair value on a recurring basis at March 31, 2012, December 31, 2011, and March 31, 2011 are as follows:

	March 31, 2012
	Carrying	Fair Value Level
	Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Interest-bearing deposits at other financial institutions	$698,809	$698,809	$—	$—	$698,809
Restricted equity securities	792,900	—	792,900	—	792,900
Loans, net	216,725,243	—	—	217,474,261	217,474,261
Financial liabilities:
Deposits	277,929,589	—	275,759,685	—	275,759,685
Federal funds purchased	1,445,000	1,445,000	—	—	1,445,000
Note payable	275,250	—	—	275,250	275,250
Federal Home Loan Bank advances	5,500,000	—	5,499,878	—	5,499,878
Company guaranteed trust preferred securities	3,403,000	—	—	3,403,000	3,403,000

	December 31, 2011		March 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Interest-bearing deposits at other financial institutions	$635,511	$635,511	$456,539	$456,539
Federal funds sold	595,000	595,000	6,315,000	6,315,000
Restricted equity securities	792,900	792,900	1,025,300	1,025,300
Loans, net	215,018,097	217,575,824	228,513,648	228,466,648
Financial liabilities:
Deposits	276,898,782	276,218,543	284,868,377	288,272,377
Note payable	275,250	275,250	275,250	275,250
Federal Home Loan Bank advances	5,500,000	5,499,756	5,500,000	5,486,000
Company guaranteed trust preferred securities	3,403,000	3,403,000	3,403,000	3,403,000

NOTE 14. RESTATEMENT OF FINANCIAL STATEMENTS

During the second quarter of 2012, the Company made certain adjustments to its books based upon the final results of a regulatory examination that concluded during this time. After a review of its loan portfolio, it was determined that an additional allowance for loan loss should be established of $550,000 and certain partial charge-offs of $784,367 should be made of several residential and commercial real estate nonaccrual loans. Each loan with a corresponding charge-off was considered impaired at March 31, 2012 and all amounts charged-off were included in the specific reserves as of March 31, 2012. The regulatory examination also required that a portion of one of the Company’s investments be considered an other than temporary impairment and a corresponding charge of $262,437 is reflected in the Company’s amended financial statements for the first quarter of 2012. A third adjustment was required by the examiners to increase the valuation reserve for foreclosed real estate. These adjustments were based on the regulatory examiners’ judgments about information that was available to them at the time of their examination. The adjustments pursuant to the regulatory examination were required to be effective as of March 31, 2012. Due to this required effective date, the Company has amended its quarterly information filed with regulatory authorities.

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following financial statements for the quarter ended March 31, 2012 are shown below, including the effect of the adjustments between the original financial statements and the restated financial statements.

Consolidated Balance Sheet

	March 31, 2012
	Original (unaudited)	Restated (unaudited)	Effect of Change
Assets
Cash and due from banks	$6,646,892	$6,646,892	$—
Interest-bearing deposits at other financial institutions	600,299	600,299	—
Federal funds sold	—	—	—
Securities available for sale	45,639,625	45,377,188	(262,437)
Restricted equity securities, at cost	792,900	792,900	—

Loans, net of unearned income	222,621,402	221,837,035	(784,367)
Less allowance for loan losses	5,346,159	5,111,792	(234,367)

Loans, net	217,275,243	216,725,243	(550,000)

Premises and equipment, net	9,166,553	9,166,553	—
Foreclosed real estate	17,344,100	17,245,600	(98,500)
Other assets	1,823,250	1,823,250	—

Total assets	$299,288,862	$298,377,925	$(910,937)

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$30,450,925	$30,450,925	$—
Interest-bearing	247,478,664	247,478,664	—

Total deposits	277,929,589	277,929,589	—
Federal funds purchased	1,445,000	1,445,000	—
Note payable	275,250	275,250	—
Federal Home Loan Bank advances	5,500,000	5,500,000	—
Company guaranteed trust preferred securities	3,403,000	3,403,000	—
Other liabilities	1,646,215	1,646,215	—

Total liabilities	$290,199,054	$290,199,054	$—

Stockholders’ equity
Preferred stock, par value $100, 5,000,000 shares authorized
Series A, cumulative, non voting, 10,000 shares issued and outstanding	1,000,000	1,000,000	—
Series B, cumulative, non voting, 6,078 shares issued and outstanding	607,800	607,800	—
Common stock, par value $1.00; 80,000,000 shares authorized; 10,056,069 shares issued and outstanding, respectively	10,056,069	10,056,069	—
Surplus	447,398	447,398	—
Retained deficit	(3,344,304)	(4,255,241)	(910,937)
Accumulated other comprehensive income	322,845	322,845	—

Total stockholders’ equity	9,089,808	8,178,871	(910,937)

Total liabilities and stockholders’ equity	$299,288,862	$298,377,925	$(910,937)

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Consolidated Statement of Operations and Comprehensive Income

	Three Months Ended March 31, 2012
	Original (unaudited)	Restated (unaudited)	Effect of Change
Interest income:
Loans, including fees	$3,302,339	$3,302,339	$—
Deposits in banks	130	130	—
Securities	258,697	258,697	—
Federal funds sold	649	649	—

Total interest income	3,561,815	3,561,815	—

Interest expense:
Deposits	1,152,434	1,152,434	—
Other borrowings	45,149	45,149	—

Total interest expense	1,197,583	1,197,583	—

Net interest income	2,364,232	2,364,232	—
Provision for loan losses	195,000	745,000	550,000

Net interest income after provision for loan losses	2,169,232	1,619,232	(550,000)

Other income:
Service charges on deposit accounts	342,607	342,607	—
Other fees and commissions	27,541	27,541	—
Gain on sales of available for sale securities	115,694	115,694	—
Other operating income	134,481	134,481	—

Total other income	620,323	620,323	—

Other expenses:
Salaries and employee benefits	940,370	940,370	—
Occupancy and equipment expenses, net	272,341	272,341	—
Other operating expenses	1,428,564	1,789,501	360,937

Total other expenses	2,641,275	3,002,212	360,937

Income (loss) before income tax benefits	148,280	(762,657)	(910,937)
Income tax benefits	—	—	—

Net income (loss)	148,280	(762,657)	(910,937)

Preferred stock dividends	(50,000)	(50,000)	—

Net income (loss) available available to common shareholders	98,280	(812,657)	(910,937)

Other comprehensive income (loss):
Unrealized gains on securities available for sale arising during period, net of tax	365,537	365,537	—
Reclassification adjustment for realized gains on securities available for sale arising during the period, net of tax	(115,694)	(115,694)	—

Comprehensive income (loss)	$348,123	$(562,814)	$(910,937)

Basic earnings (losses) per common share	$0.01	$(0.08)	$(0.09)

Diluted earnings (losses) per common share	$0.01	$(0.08)	$(0.09)

CAPITOL CITY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Consolidated Statement of Cash Flows

	Three Months Ended March 31, 2012
	Original (unaudited)	Restated (unaudited)	Effect of Change
OPERATING ACTIVITIES
Net income (loss)	$148,280	$(762,657)	$(910,937)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	241,340	241,340	—
Provision for loan losses	195,000	745,000	550,000
Net gain on sale of securities available for sale	(115,694)	(115,694)	—
Other-than-temporary impairment of securities available for sale	—	262,437	262,437
Writedowns of foreclosed real estate	—	98,500	98,500
Increase in dividends payable on preferred stock	(50,000)	(50,000)	—
Net other operating activities	175,342	175,342	—

Net cash provided by operating activities	594,268	594,268	—

INVESTING ACTIVITIES
Purchases of securities available for sale	(7,992,359)	(7,992,359)	—
Proceeds from sales of securities available for sale	3,888,865	3,888,865	—
Proceeds from maturities and paydowns of securities available for sale	1,275,248	1,275,248	—
Net decrease in interest-bearing deposits at other financial institutions	35,212	35,212	—
Net decrease in federal funds sold	595,000	595,000	—
Net increase in loans	(1,644,645)	(1,644,645)	—
Payments for construction in process	(112,136)	(112,136)	—
Purchase of premises and equipment	(37,973)	(37,973)	—

Net cash used in investing activities	(3,992,788)	(3,992,788)	—

FINANCING ACTIVITIES
Net increase in deposits	1,030,807	1,030,807	—
Net increase in federal funds purchased	1,445,000	1,445,000	—
Proceeds from issuance of common stock	530,000	530,000	—
Proceeds from exercise of stock options	10,001	10,001	—

Net cash provided by financing activities	3,015,808	3,015,808	—

Net decrease in cash and due from banks	(382,712)	(382,712)	—

Cash and due from banks at beginning of year	7,029,604	7,029,604	—

Cash and due from banks, end of period	$6,646,892	$6,646,892	$—

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$1,214,518	$1,214,518	$—

NONCASH TRANSACTIONS
Principal balances of loans transferred to foreclosed real estate	$—	$—	$—
Financed sales of foreclosed real estate	$994,792	$994,792	$—

PART II—Other Information

ITEM 6. EXHIBITS

31.1	Section 302 Certification of Principal Executive Officer

31.2	Section 302 Certification of Principal Financial and Accounting Officer

32.1	Section 906 Certification of Principal Executive Officer

32.2	Section 906 Certification of Principal Financial and Accounting Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITOL CITY BANCSHARES, INC.

Date: October , 2012	/s/ George G. Andrews
George G. Andrews
CEO, President and Director

Date: October , 2012	/s/ Tatina Brooks
Tatina Brooks
Senior Vice President of Accounting and
Financial Reporting (Principal Financial and
Accounting Officer)

Exhibit 31.1

Section 302 Certification

I, George G. Andrews, certify that:

1.	I have reviewed this Form 10-Q/A of Capitol City Bancshares, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f))for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October , 2012

/s/ George G. Andrews
Georgia G. Andrews, Chief Executive Officer
and Director

Exhibit 31.2

Section 302 Certification

I, Tatina Brooks, certify that:

1.	I have reviewed this Form 10-Q/A of Capitol City Bancshares, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f))for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October , 2012

/s/ Tatina Brooks
Tatina Brooks, Senior Vice President of Accounting and Financial Reporting (Principal Financial and Accounting Officer)

Exhibit 32.1

Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Capitol City Bancshares, Inc. (the “Company”) on Form 10-Q/A for the period ending March 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, George G. Andrews, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October , 2012	/s/ George G. Andrews
George G. Andrews, Chief Executive Officer and Director

Exhibit 32.2

Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Capitol City Bancshares, Inc. (the “Company”) on Form 10-Q/A for the period ending March 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Tatina Brooks, Principal Financial and Accounting Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October , 2012	/s/ Tatina Brooks
Tatina Brooks, Senior Vice President of Accounting and Financial Reporting (Principal Financial and Accounting Officer)

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Capitol City Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of it’s Form 10-Q/A filed on August 10, 2012, and all amendments thereto, the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

CAPITOL CITY BANCSHARES, INC.

BY:	/s/ George G. Andrews
GEORGE G. ANDREWS
President and Chief Executive Officer

DATE: October 1, 2012